September 8, 2023

Jennifer Monick
Howard Efron
Division of Corporation Finance
Office of Real Estate & Construction
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:        Cottonwood Communities, Inc. (the "Company," "we," "our," or "us")
Form 10-K for the year ended December 31, 2022
Filed March 24, 2023
File No. 000-56165

Dear Ms. Monick and Mr. Efron:

We are writing in response to the comment letter dated August 31, 2023, which is in response to our letter dated July 14, 2023 and the Company’s Form 10-K for the fiscal year ended December 31, 2022. For your convenience, we have reproduced the August 31, 2023 comment below and included the Company’s response.

Form 10-K for the year ended December 31, 2022

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-15

1.We have considered your response to comment 1. Given the quantitative significance of the error to cash flows from operating activities, among other quantitative and qualitative factors, and that we do not agree that the factors cited in your qualitative assessment overcomes such significance, we disagree with the Company’s conclusion that the error was immaterial. Accordingly, we have concluded the Company’s consolidated financial statements for the year ended December 31, 2022 are materially misstated and therefore, should be restated. Also, in light of the restatement, please reassess your conclusions regarding disclosure controls and procedures and internal control over financial reporting as of December 31, 2022.

Response:

The Company acknowledges the position of the Staff. Concurrently with the filing of this correspondence, the Company filed a Current Report on Form 8-K to provide Item 4.02 disclosure regarding non-reliance on previously issued financial statements as a result of the error in the Company’s statement of cash flows. The Company intends to restate its audited consolidated financial statements for the year ended December 31, 2022 by filing an amended Annual Report on Form 10-K as soon as reasonably practicable. The amended Form 10-K will also include corrections to the unaudited consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022 to address the error in the Company’s statement of cash flows for the periods.

Jennifer Monick
Howard Efron
Securities & Exchange Commission
September 8, 2023

The Company intends to disclose a material weakness in its internal controls over financial reporting as a result of the restatement and, therefore, intends to conclude that its internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2022, which conclusions will be disclosed in the amended Form 10-K.

If you need any additional information, or if the Company can be of any further assistance, please call me at 801.826.4996.

Sincerely,

Cottonwood Communities, Inc.

By: /s/ Adam Larson
Name: Adam Larson
Title: Chief Financial Officer

cc:	Laura Sirianni, Esq.
DLA Piper LLP (US)